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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE TO/A
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 EXEGENICS INC.
                       (Name of Subject Company (Issuer))

              FOUNDATION GROWTH INVESTMENTS LLC (Parent of Offeror)
                          EI ACQUISITION INC. (Offeror)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                              301610 (Common Stock)
                   (CUSIP not applicable for Preferred Stock)
                      (CUSIP Number of Class of Securities)

                                  TERRY ROBBINS
                        FOUNDATION GROWTH INVESTMENTS LLC
                           225 WEST WASHINGTON STREET
                                   SUITE 2320
                             CHICAGO, ILLINOIS 60606
                                 (312) 551-9900
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                              TIMOTHY R. M. BRYANT
                             MCDERMOTT, WILL & EMERY
                       227 WEST MONROE STREET, SUITE 4700
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

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                   CALCULATION OF FILING FEE: Previously Paid

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/x/ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:             $1,327.
Form or Registration No.:           SC TO-T.
Filing Party:                       Foundation Growth Investments LLC and
                                    EI Acquisition Inc.
Date Filed:                         May 29, 2003.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.
/ /  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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

                                  INTRODUCTION

         This Amendment No. 8 to Schedule TO relates to the offer by Foundation Growth Investments LLC, a Delaware limited liability company, and EI Acquisition Inc., a Delaware corporation (collectively, the "Purchaser"), to purchase all outstanding shares of common stock, par value $0.01 per share, and all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics Inc., a Delaware corporation ("eXegenics"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2003, as amended on June 13, 2003, June 16, 2003, June 25, 2003, July 17, 2003
July 31, 2003, August 7, 2003, August 15, 2003 and as amended herein (the "Offer to Purchase"), and in the related Letter of Transmittal, as amended on June 13, 2003, June 16, 2003, June 25, 2003, July 17, 2003, July 31, 2003, August 7,
2003, August 15, 2003 and as amended herein (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser with the SEC on May 29, 2003, as amended on June 13, 200, June 16, 2003, June 25, 2003, July 17, 20003, July 31,
2003, August 7, 2003, August 15, 2003 and as herein amended. Copies of the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits 12(a)(1) and 12(a)(2), respectively, of the Purchaser's Schedule TO and are incorporated herein by reference.

         All information in (i) the Offer to Purchase, including all schedules thereto, (ii) the Letter of Transmittal, (iii) the Amendment No. 1 to Purchaser's Schedule TO filed on June 13, 2003, (iv) the Amendment No. 2 to Purchaser's Schedule TO filed on June 16 2003, (v) the Amendment No. 3 to Purchaser's Schedule TO filed on June 26, 2003, (iv) the Amendment No. 4 to Purchaser's Schedule TO filed on July 17, 2003, (v) the Amendment No. 5 to Purchaser's Schedule TO filed on July 31, 2003, (vi) the Amendment No. 6 to Purchaser's Schedule TO filed on August 7, 2003, and (vii) the Amendment No. 7 filed on August 15, 2003 are incorporated by reference in answer to all of this items in this Schedule TO. Additional items with respect to this Schedule TO are set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 12

Items 1 through 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         (1) Purchaser hereby amends and supplements the Offer to Purchase and the related Letter of Transmittal to provide that the expiration date of the Offer is hereby extended to 12:00 Midnight, New York City time, on September 8, 2003, unless otherwise extended. Accordingly, all references to "Expiration Date" shall mean 12:00 Midnight, New York City time, on September 8, 2003, unless Purchaser in its sole discretion, extends the period of time for which the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire.

         (2) The price to purchase all outstanding shares of common stock, par value $0.01 per share, and all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share, of eXegenics is increased from $0.51 per Share to $0.60 per Share, net to the seller in cash, without interest thereon. Accordingly all references to "Offer Price" shall mean $0.60 per Share, net to the seller in cash, without interest thereon.

ITEM 12. EXHIBITS.

Item 12 is hereby amended and supplemented to add the following exhibit:

    (a) (16) Press Release, dated August 22, 2003.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 EI ACQUISITION INC.

                                 By: /s/ Terry Robbins
                                      ------------------------------------------
                                 Name:  Terry Robbins
                                 Title:  President


                                 FOUNDATION GROWTH INVESTMENTS LLC

                                          By: Foundation Growth Management LLC
                                          Its:  Member

                                                   By: /s/ Terry Robbins
                                                        ------------------------
                                                   Name:  Terry Robbins
                                                   Title:  Manager




Dated:  August 22, 2003



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